

Mail Stop 3561

August 14, 2017

Osamu Nagata
Executive Vice President, Director
Toyota Motor Corporation
1 Toyota-cho, Toyota City
Aichi Prefecture 471-8571
Japan

> **Re:** **Toyota Motor Corporation**
> **Form 20-F for Fiscal Year Ended March 31, 2017**
> **Filed June 23, 2017**
> **File No. 001-14948**

Dear Mr. Nagata:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2017

Notes to Consolidated Financial Statements
Note 24. Other commitments and contingencies
Legal proceedings, page F-61

1. We note on the "toyotaframesettlement.com" website a settlement agreement signed by a Toyota representative dated November 14, 2016 in regard to the frame rust perforation on certain Toyota vehicles ("settlement"). The agreement refers to the "Frame Inspection and Replacement Program" ("program"). We also note on the website a preliminary approval order dated December 2, 2016 that refers to the program and that the settlement "makes available over $3.4 billion worth of benefits." We further note on the website the final judgment and final order each dated May 21, 2017. The amount of the settlement benefits appears to be material to your fiscal 2017 results. However, we did not note any disclosure about the program or settlement in the filing. Please explain to us in detail

your analysis of ASC 450-20-25-2 and 50-3 and 4 in regard to your accounting and disclosure of this matter, and the amount, if any, you have recorded. Also, refer to Item 8.A.7 of Form 20-F for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding our comment on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour for

Lyn Shenk
Branch Chief
Office of Transportation and Leisure